UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2018 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2018

	March 31,	December 31,
	2018	2018
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,781,591	695,454
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; December 31, 2018: RMB82,197 (US$11,955))	107,818	96,846	14,086
Inventories	27,718	23,039	3,351
Prepaid expenses and other receivables	22,276	27,064	3,936
Total current assets	4,408,422	4,928,540	716,827
Property, plant and equipment, net	552,960	546,839	79,534
Non-current deposits	233,115	245,194	35,662
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; December 31, 2018: RMB74,677 (US$10,861))	101,809	101,034	14,695
Inventories	71,758	75,695	11,009
Intangible assets, net	102,065	98,600	14,341
Investment in equity securities	153,882	98,334	14,302
Other investment	189,129	189,129	27,508
Deferred tax assets	31,295	41,405	6,022
Total assets	5,844,435	6,324,770	919,900

LIABILITIES
Current liabilities
Accounts payable	11,372	13,379	1,946
Accrued expenses and other payables	73,023	84,214	12,248
Deferred revenue	366,373	395,069	57,460
Income tax payable	17,407	17,909	2,605
Total current liabilities	468,175	510,571	74,259
Non-current deferred revenue	1,874,014	2,056,445	299,098
Other non-current liabilities	362,876	393,726	57,265
Deferred tax liabilities	20,628	19,904	2,895
Total liabilities	2,725,693	2,980,646	433,517

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of December 31, 2018	83	83	12
Additional paid-in capital	2,053,866	2,101,582	305,662
Treasury stock, at cost (March 31 and December 31, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(409)
Accumulated other comprehensive losses	(54,654)	(78,665)	(11,441)
Retained earnings	1,116,873	1,316,115	191,421
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,336,300	485,245
Non-controlling interests	5,389	7,824	1,138
Total equity	3,118,742	3,344,124	486,383
Total liabilities and equity	5,844,435	6,324,770	919,900

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2017 and 2018

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	244,993	254,178	36,969	703,787	735,103	106,916
Direct costs	(46,826)	(48,231)	(7,015)	(137,252)	(138,652)	(20,166)
Gross profit	198,167	205,947	29,954	566,535	596,451	86,750
Operating expenses
Research and development	(2,930)	(3,672)	(534)	(9,273)	(10,053)	(1,462)
Sales and marketing	(59,947)	(64,858)	(9,433)	(159,549)	(167,761)	(24,400)
General and administrative	(56,910)	(44,822)	(6,519)	(160,044)	(125,834)	(18,302)
Total operating expenses	(119,787)	(113,352)	(16,486)	(328,866)	(303,648)	(44,164)
Operating income	78,380	92,595	13,468	237,669	292,803	42,586
Other income/(expenses), net
Interest income	5,416	7,168	1,043	16,033	19,271	2,803
Interest expense	—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)	7	(2)	—	118	(77)	(11)
Unrealized holding loss for equity securities	—	(28,385)	(4,128)	—	(68,651)	(9,985)
Dividend income	634	—	—	634	976	142
Others	1,405	3,799	553	3,547	2,984	434
Total other income/(expenses), net	7,462	(17,420)	(2,532)	17,075	(45,497)	(6,617)
Income before income tax	85,842	75,175	10,936	254,744	247,306	35,969
Income tax expense	(15,639)	(13,410)	(1,950)	(45,885)	(44,855)	(6,524)
Net income	70,203	61,765	8,986	208,859	202,451	29,445
Net income attributable to non-controlling interests	(349)	(405)	(59)	(2,275)	(2,435)	(354)
Net income attributable to Global Cord Blood Corporation’s shareholders	69,854	61,360	8,927	206,584	200,016	29,091

Earnings per share:
Attributable to ordinary shares
- Basic	0.61	0.51	0.07	1.83	1.66	0.24
- Diluted	0.61	0.51	0.07	1.83	1.65	0.24

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(12,961)	828	120	(33,068)	38,305	5,571
- Unrealized holding gains/(losses) in available-for-sale equity securities	3,383	—	—	(27,104)	—	—
Total other comprehensive (losses)/ income	(9,578)	828	120	(60,172)	38,305	5,571
Comprehensive income	60,625	62,593	9,106	148,687	240,756	35,016

Comprehensive income attributable to non-controlling interests	(349)	(405)	(59)	(2,275)	(2,435)	(354)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	60,276	62,188	9,047	146,412	238,321	34,662

Other Events

On February 25, 2019, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2018. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 25, 2019